NO ACT

PE
2-19-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010766

March 12, 2010

Lori B. Marino
Vice President & Assistant General Counsel,
Corporate Law & Business Development
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Received SEC
MAR 12 2010
Washington, DC 20549

Re: Medco Health Solutions, Inc.
Incoming letter dated February 19, 2010

Dear Ms. Marino:

This is in response to your letter dated February 19, 2010 concerning the shareholder proposal submitted to Medco by Marie Bogda. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Marie Bogda

*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medco Health Solutions, Inc.
Incoming letter dated February 19, 2010

The proposal relates to the use of corporate funds.

There appears to be some basis for your view that Medco may exclude the proposal under rule 14a-8(e)(2) because Medco received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Medco omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Medco did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Medco's request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Lori B. Marino
Vice President & Assistant
General Counsel, Corporate Law
& Business Development

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 243 7033
lori_marino@medco.com

February 19, 2010

Via Courier
Via E-Mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 –
Omission of Shareholder Proposal Submitted by Mr. Marie Bogda

Ladies and Gentlemen:

Medco Health Solutions, Inc. ("Medco" or the "Company") has received the shareholder proposal attached as Exhibit A (the "Proposal") from Marie Bogda (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Medco intends to omit the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(e)(2). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its 2010 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has enclosed herewith six copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent. By copy of this letter, Medco notifies the Proponent of its intention to omit the Proposal from its 2010 Proxy Materials. Medco agrees to promptly forward to the Proponent any Staff response to Medco's no-action request that the Staff transmits to Medco by facsimile.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2009). We are e-mailing this letter, including the Proposal attached as Exhibit A, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

The resolution contained in the Proposal reads as follows:

"RESOLVED: that the board of directors adopt a policy prohibiting the use of corporate funds for any political election/campaign purposes."

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Company received the Proposal after the deadline for submitting shareholder proposals.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(e)(2) Because The Company Received It After the Deadline for Submitting Shareholder Proposals.

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on May 12, 2010. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the Company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting", unless "the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting," in which case a different deadline applies.

As stated above, the Company's next Annual Meeting of Shareholders is scheduled for May 12, 2010. The date of the Company's annual meeting has not been changed by more than 30 days from the date of the previous year's meeting — the Company's 2009 Annual Meeting of Shareholders was held on May 21, 2009. Therefore, under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's 2009 proxy statement, which was dated April 7, 2009. Pursuant to Rule 14a-5(e), the deadline for shareholder proposal submissions was disclosed in the Company's 2009 proxy statement, which stated under the caption "Requirements for 2010 Shareholder Proposals or Nominations" that shareholder proposals submitted for inclusion in the Company's 2010 Proxy Materials must be received by the Company no later than December 8, 2009.

The Proposal is dated February 1, 2010, and was received by mail by the Company on February 5, 2010, which was well after the December 8, 2009 deadline

established under the terms of Rule 14a-8. Therefore, because the Proposal was received after the deadline for submitting proposals, the Proposal is properly excludable under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(e)(2).

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, under this rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement if the company demonstrates good cause for missing the deadline. The Company presently intends to file its definitive proxy materials with the Commission between March 29, 2010 and April 7, 2010. The Proposal was received on a date that is less than 80 days before the anticipated mailing date, and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date. If the Company is required to wait 80 days from the date of this submission to file its definitive proxy statement, the Company's shareholders would not have sufficient time in advance of the meeting to properly consider the proxy materials. The Staff has consistently granted relief from the 80-day requirement in identical situations. *See, e.g., American Express Company* (avail. Feb. 2, 2010). Therefore, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) to permit the Company to file its definitive proxy materials prior to the 80th day after the date of this submission.

If the Staff has any questions with respect to the foregoing, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 243-7033 and would appreciate it if you would send your response to me by facsimile to that number.

Very truly yours,



Lori B. Marino

Cc:
Mr. Marie Bogda

*** FISMA & OMB Memorandum M-07-16 ***

David B. Snow, Jr. (Medco Health Solutions, Inc.)
Thomas M. Moriarty (Medco Health Solutions, Inc.)

Exhibit A

February 1, 2010

Dear Corporate Secretary:

I own 120 shares and wish to offer the enclosed resolution for consideration at the next annual meeting. I hold these shares, *per se*, in my account at TD Ameritrade; have owned them for years and intend to continue to own them until the annual meeting.

My address is: *** FISMA & OMB Memorandum M-07-16 ***

Should the Board of Directors elect to act and make such a policy as I've requested at their own discretion, so much the better! I think it would be a very wise step.

Thank you.

Sincerely yours,



Marie Bogda

(I'm new at this so if this submittal is incorrect in some manner or form, please advise so that I may make corrections in a timely manner.)

PROPOSED PROXY RESOLUTION

WHEREAS: The Supreme Court of the United States of America published a decision in January of 2010 which expanded the constitutional right of free speech protection in regards to political elections/campaigns to include corporations.

WHEREAS: A corporation acting under this newly expanded right of free speech may overwhelm the free speech rights of shareholders, customers and employees who hold a different political view.

WHEREAS: Corporations already have many avenues of political speech available to them such as lobbyists and corporate PACs.

WHEREAS: The purpose of the corporation is to please customers and shareholders; openly engaging in political elections/campaigns with corporate funds could be counterproductive to the corporate goals.

RESOLVED: That the board of directors adopt a policy prohibiting the use of corporate funds for any political election/campaign purposes.



Lori B. Marino
Vice President & Assistant
General Counsel, Corporate Law
& Business Development

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 243 7033
lori_marino@medco.com

February 19, 2010

Via Courier
Via E-Mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 –
Omission of Shareholder Proposal Submitted by Mr. Marie Bogda

Ladies and Gentlemen:

Medco Health Solutions, Inc. ("Medco" or the "Company") has received the shareholder proposal attached as Exhibit A (the "Proposal") from Marie Bogda (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Medco intends to omit the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(e)(2). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its 2010 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has enclosed herewith six copies of this letter and its attachments and concurrently sent copies of this correspondence to the Proponent. By copy of this letter, Medco notifies the Proponent of its intention to omit the Proposal from its 2010 Proxy Materials. Medco agrees to promptly forward to the Proponent any Staff response to Medco's no-action request that the Staff transmits to Medco by facsimile.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2009). We are e-mailing this letter, including the Proposal attached as Exhibit A, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

The resolution contained in the Proposal reads as follows:

"RESOLVED: that the board of directors adopt a policy prohibiting the use of corporate funds for any political election/campaign purposes."

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Company received the Proposal after the deadline for submitting shareholder proposals.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(e)(2) Because The Company Received It After the Deadline for Submitting Shareholder Proposals.

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. The Company's next expected shareholder meeting is its regularly scheduled annual meeting to be held on May 12, 2010. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the Company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting", unless "the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting," in which case a different deadline applies.

As stated above, the Company's next Annual Meeting of Shareholders is scheduled for May 12, 2010. The date of the Company's annual meeting has not been changed by more than 30 days from the date of the previous year's meeting — the Company's 2009 Annual Meeting of Shareholders was held on May 21, 2009. Therefore, under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's 2009 proxy statement, which was dated April 7, 2009. Pursuant to Rule 14a-5(e), the deadline for shareholder proposal submissions was disclosed in the Company's 2009 proxy statement, which stated under the caption "Requirements for 2010 Shareholder Proposals or Nominations" that shareholder proposals submitted for inclusion in the Company's 2010 Proxy Materials must be received by the Company no later than December 8, 2009.

The Proposal is dated February 1, 2010, and was received by mail by the Company on February 5, 2010, which was well after the December 8, 2009 deadline

established under the terms of Rule 14a-8. Therefore, because the Proposal was received after the deadline for submitting proposals, the Proposal is properly excludable under Rule 14a-8(e)(2).

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(e)(2).

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, under this rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement if the company demonstrates good cause for missing the deadline. The Company presently intends to file its definitive proxy materials with the Commission between March 29, 2010 and April 7, 2010. The Proposal was received on a date that is less than 80 days before the anticipated mailing date, and on such a date that made it impracticable for the Company to prepare and file this submission earlier than the current date. If the Company is required to wait 80 days from the date of this submission to file its definitive proxy statement, the Company's shareholders would not have sufficient time in advance of the meeting to properly consider the proxy materials. The Staff has consistently granted relief from the 80-day requirement in identical situations. *See, e.g., American Express Company* (avail. Feb. 2, 2010). Therefore, the Company respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) to permit the Company to file its definitive proxy materials prior to the 80th day after the date of this submission.

If the Staff has any questions with respect to the foregoing, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 243-7033 and would appreciate it if you would send your response to me by facsimile to that number.

Very truly yours,



Lori B. Marino

Cc:
Mr. Marie Bogda

*** FISMA & OMB Memorandum M-07-16 ***

√ David B. Snow, Jr. (Medco Health Solutions, Inc.)
Thomas M. Moriarty (Medco Health Solutions, Inc.)

Exhibit A

February 1, 2010

Dear Corporate Secretary:

I own 120 shares and wish to offer the enclosed resolution for consideration at the next annual meeting. I hold these shares, *per se*, in my account at TD Ameritrade; have owned them for years and intend to continue to own them until the annual meeting.

My address is: *** FISMA & OMB Memorandum M-07-16 ***

Should the Board of Directors elect to act and make such a policy as I've requested at their own discretion, so much the better! I think it would be a very wise step.

Thank you.

Sincerely yours,



Marie Bogda

(I'm new at this so if this submittal is incorrect in some manner or form, please advise so that I may make corrections in a timely manner.)

PROPOSED PROXY RESOLUTION

WHEREAS: The Supreme Court of the United States of America published a decision in January of 2010 which expanded the constitutional right of free speech protection in regards to political elections/campaigns to include corporations.

WHEREAS: A corporation acting under this newly expanded right of free speech may overwhelm the free speech rights of shareholders, customers and employees who hold a different political view.

WHEREAS: Corporations already have many avenues of political speech available to them such as lobbyists and corporate PACs.

WHEREAS: The purpose of the corporation is to please customers and shareholders; openly engaging in political elections/campaigns with corporate funds could be counterproductive to the corporate goals.

RESOLVED: That the board of directors adopt a policy prohibiting the use of corporate funds for any political election/campaign purposes.

NO ACT

PE
1-4-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010767

March 12, 2010

Timothy P. O'Grady
Vice President - Securities & Governance
Sprint Nextel Corporation
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, KS 66251

Received SEC
MAR 1 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Re: Sprint Nextel Corporation
Incoming letter received January 4, 2010

Dear Mr. O'Grady:

This is in response to your letter received on January 4, 2010 concerning the shareholder proposal submitted to Sprint Nextel by the New York City Board of Education Retirement System and the New York City Police Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Kenneth B. Sylvester
Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
1 Centre Street, Room 720
New York, NY 10007-2341

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sprint Nextel Corporation
Incoming letter received January 4, 2010

The proposal requests a report on the merits of the board publicly adopting a set of guiding principals for the company to promote a free and open Internet.

There appears to be some basis for your view that Sprint Nextel may exclude the proposal under rule 14a-8(i)(7), as relating to Sprint Nextel's ordinary business operations. We note that the proposal relates to the policies and procedures regarding Sprint Nextel's network management techniques. In addition, in our view, the proposal does not focus on a significant social policy issue. Accordingly, we will not recommend enforcement action to the Commission if Sprint Nextel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sprint Nextel relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Sprint Nextel
KSOPHF0302-3B679
6200 Sprint Parkway
Overland Park, Kansas 66251
Office: (913) 794-1513 Fax: (913) 523-9797

Timothy P. O'Grady
Vice President
Securities & Governance

January 4, 2009

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Sprint Nextel Corporation 2010 Annual Meeting
Shareholder Proposal of the New York City Employees' Retirement System

Ladies and Gentlemen:

This letter is submitted on behalf of Sprint Nextel Corporation, a Kansas corporation ("Sprint Nextel"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Sprint Nextel has received a shareholder proposal and supporting statement (the "Proposal") from the Office of the Comptroller of New York City, as custodian and trustee of the New York City Board of Education Retirement System and the New York City Police Pension Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Sprint Nextel in connection with its 2010 annual meeting of shareholders (the "2010 Proxy Materials"). A copy of the Proposal is attached as *Exhibit A*. For the reasons stated below, Sprint Nextel intends to omit the Proposal from its 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter via electronic mail to the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov in lieu of mailing paper copies. We are also sending a copy of this letter to the Proponent as notice of Sprint Nextel's intent to omit the Proposal from its 2010 Proxy Materials.

I. Introduction

On November 3, 2009, the Proponent sent a letter to Sprint Nextel containing the following proposal:

> Therefore, be it resolved, that shareholders request that the board prepare a report for shareholders, by October 2010 at a reasonable cost and excluding proprietary and confidential information, on the merits of the board publicly adopting a set of guiding principals for the company to promote a free and open Internet.

> In developing principals, we urge the board to consider authoritative statements on human rights and the Internet, including the Internet principles adopted in 2005 by the FCC; the Global Network Initiative principles; as well as the Universal Declaration of Human Rights.

Sprint Nextel believes that the Proposal may be omitted from its 2010 Proxy Materials under Rule 14a-8(i) because (1) it deals with a matter relating to the company's ordinary business operations, and (2) it makes false, unsupported, vague and misleading statements. Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2010 Proxy Materials.

II. Basis for Excluding the Proposal

A. The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to Sprint Nextel's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release. Sprint Nextel believes that these policy considerations clearly justify exclusion of the Proposal. Sprint Nextel's policies and practices concerning freedom of expression on the Internet are intricately interwoven with its day-to-day business operations – its network and customer privacy matters. In addition, it is precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1. <u>The Proposal by Its Very Terms Relates to Sprint Nextel's Ordinary Business Operations – Its Network</u>

In order to determine whether a proposal requesting preparation and dissemination of a special report to shareholders on specific aspects of a registrant's business is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983).

The guiding principles relating to our policies and procedures regarding the Internet are intertwined with the day-to-day management of our network. The management of Sprint Nextel's network ensures fair use of the Internet and fair access to the common resources of the Sprint Nextel network by all Sprint Nextel customers. There are limits to the capacity of any network, and in particular wireless networks. The actions of one end-user on a wireless network can impact the ability of all other end-users in the same area to use the Internet at all. In these circumstances, carriers like Sprint Nextel must exercise reasonable network management techniques to ensure that the service offered is of reasonable quality for all end-users. If network operators are prohibited from addressing the manner in which an application or class of applications impacts a network, the result will not be an *increase* in the openness of the Internet; it will be quite the contrary. All users' access will be decreased due to poor performance, increased cost of service, and diversion of resources from deployment.

Sprint Nextel's network management philosophy is "One-for-All" not "All-for-One." That is One

Network for all to use, not one network for one user or some very small group of users to abuse. Wireless networks rely upon spectrum, a scarce resource that cannot be readily expanded. Each sector of each cell site has limited capacity to be distributed among all end-users within the coverage area of that cell site. If one customer draws significant resources from that cell site, then other customers within that coverage area will receive either slower connections or will be dropped altogether.

Moreover, Sprint Nextel offers customers more than simple access to the Internet. Sprint Nextel provides private voice and data networks that allow customers, among other things, to reach the public Internet. However, Sprint Nextel also offers private data services, such as Sprint Nextel private web pages that are not "on the Internet" or even accessible from the Internet. These pages allow our customers to access their subscription, receive Sprint Nextel specific information, and make purchases, such as ring tones for their phones, all as part of their basic plan with Sprint Nextel. Sprint Nextel has a legitimate right to protect these data services and ensure that they are accessible by all customers as a part of their service package.

Furthermore, because a proposal merely touches upon a matter with public policy implications does not remove it from the category of ordinary business. Previous no-action letters issued by the Staff demonstrate the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would have broad public policy impacts outside the company, or instead would deal only with matters of the company's internal business operations, planning and strategies. Thus, the Staff has allowed a company to exclude a proposal requesting a report on the rationale for supporting "Net Neutrality." *Microsoft Corporation* (September 2006). Similarly, the Proposal should be excluded from Sprint Nextel's 2010 Proxy Materials.

2. The Proposal Impermissibly Seeks to Subject Basic Management Functions -Protecting Customer Information - to Shareholder Oversight

The Staff has long recognized that proposals that attempt to govern business conduct involving internal operating policies and customer relations may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) because they infringe upon management's core function of overseeing business practices. *See, e.g., Verizon Communications Inc. (February 22, 2007)* (proposal sought a report on the technological, legal, and ethical policy issues surrounding the disclosure of customer records and communications content to third parties, and its effect on customer privacy rights); *H&R Block Inc.* (August 1, 2006) (proposal sought implementation of legal compliance program with respect to lending policies); *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to creation of shareholder committee to review customer satisfaction); *CVS Corporation* (February 1, 2000) (proposal sought report on a wide range of corporate programs and policies); *Associates First Capital Corporation* (February 23, 1999) (proposal requested that Board monitor and report on legal compliance of lending practices); *Chrysler Corp.* (February 18, 1998) (proposal requesting that board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); *Citicorp* (January 9, 1998) (proposal sought to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

The Staff's no-action letters have found that policies and procedures for protection of customer information are basic customer relations matters. For example, in Verizon Communications Inc. (February 22, 2007), the Staff permitted exclusion of a proposal seeking a report on policies and procedures surrounding the disclosure of customer records to government agencies without a warrant and non-governmental entities (e.g., private investigators), and its effect on customer privacy rights. *See also Bank of America Corporation* (February 21, 2007) (proposal sought a report on policies and procedures for protecting customer information); *Bank of America Corporation* (March 7, 2005) (same); *Consolidated Edison Inc.* (March 10, 2003) (proposal sought to govern how employees should handle private information obtained in the course of employment); and *Citicorp* (January 8, 1997) (proposal requested report on policies and procedures to monitor illegal transfers through customer accounts).

The development and implementation of policies and procedures regarding Sprint Nextel's management of its network, including how such policies and procedures affect its users' freedom on the Internet, are core management functions and an integral part of Sprint Nextel's day-to-day business operations. The Proposal is similar to the *Verizon* proposal discussed above, which the SEC permitted to be excluded. Here, as with Verizon, the Proponent is requesting Sprint Nextel to prepare a report setting forth guiding principles for its promotion of a free and open Internet. Sprint Nextel is one of the nation's largest telecommunications carriers, delivering a wide variety of wireline and wireless communication services to individual consumers, businesses, government and wholesale customers. Management is in the best position to determine what policies and procedures are necessary to manage its network and protect its customers' privacy. The Proposal impermissibly seeks to subject this integral piece of Sprint Nextel's business operations to shareholder oversight.

3. The Proposal Relates to a Legislative Process Implicating Sprint Nextel's Ordinary Business Operations

The Proposal is a "Net neutrality" issue. Among other things, it embraces the question whether broadband Internet access providers – such as Sprint Nextel - should be required by law to assure that consumers can continue to make use of the Internet resources of their choice via their broadband connections. It is the subject of debate and pending legislation in Congress, including the proposed Internet Freedom Preservation Act of 2009, HR 3458 introduced by Representative Ed Markey and Internet Freedom Act of 2009, introduced by Senator John McCain In addition, the Federal Communications Commission is considering the topic in a Notice of Proposed Rulemaking, In the Matter of Preserving the Open Internet, GN Docket No. 09-191 and Broadband Industry Practices, WC Docket No. 07-52 (released Oct. 22, 2009).

The Staff consistently has permitted proposals to be excluded under Rule 14a-8(i)(7) where they were directed at engaging the company in a political or legislative process relating to an aspect of its business operations. *Verizon Communications, Inc.* (January 31, 2006) (proposal sought a board report on flat tax); *International Business Machines Corporation* (March 2, 2000) (proposal sought establishment of a board committee to evaluate the impact of pension-related proposals under consideration by national policymakers); *Pepsico, Inc.* (March 7, 1991) (permitting exclusion of proposal calling for an evaluation of the impact on the company of various federal health care proposals); *See also Dole Food Company* (February 10, 1992); and *GTE Corporation* (February 10, 1992).

Sprint Nextel's position on a free and open Internet depends on an intricate knowledge of its business strategies, product and service plans, and marketplace position. Sprint Nextel has been intimately involved in the processes surrounding Internet network management practices and Net neutrality for many years. Shareholders are simply not in a position to dictate the company's policy on complex questions of business, technology advancement, policy, and regulation. This activity properly is reserved for the company's management. The Proposal inappropriately seeks to intervene in Sprint Nextel's day-to-day operations in this area in order to advance a specific political objective, and, therefore, should be excluded from the 2010 Proxy Materials.

4. The Proposal Relates to a Complex Matter that is Only Appropriate for Management to Address

Sprint Nextel has been working for years to inform lawmakers and other stakeholders of its policy, business and technology views with respect to its Internet network management practices. In *General Electric Company* (January 17, 2005), the proponent requested that the issuer prepare a report on the impact of a flat tax on the company. The Staff agreed with General Electric that tax planning and compliance were "intricately interwoven with a company's financial planning, day-to-day business operations and financial reporting."

Similarly, Sprint Nextel's stance on a free and open Internet and network management practices is the result of its unique product plans, service offerings, position in the marketplace and assessment of the legislative landscape. The complexity of this debate, therefore, makes it an improper topic for action by shareholders at an annual meeting. It is the type of proposal condemned by the 1998 Release - one that "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) Because It Makes False, Unsupported, Vague and Misleading Statements

1. <u>The Proposal is Vague and Indefinite and, Therefore, Misleading</u>

Rule 14a-8(i)(3) allows the omission of a shareholder proposal if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading where neither the shareholders nor the company would be able to determine, with any reasonable amount of certainty, what action or measures would need to be taken if the proposal were implemented. Indeed, while the Staff, in Staff Legal Bulletin 14B (September 15, 2004), clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that vague and indefinite proposals remain subject to exclusion. According to Staff Legal Bulletin 14B:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:
>
>> ... the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires - this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

The Staff's prior rulings provide guidance regarding the interpretation of the Staff's stated position with respect to Rule 14a-8(i)(3) set forth in Staff Legal Bulletin 14B. These rulings establish that shareholder proposals that (1) leave key terms and/or phrases undefined, or (2) are so vague in their intent generally that they are subject to multiple interpretations, should be excluded because any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal. *See Exxon Mobile Corporation* (January 22, 2008); *Wendy's International, Inc.* (December 22, 2005); and *NYNEX Corporation* (January 12, 1990); *Fuqua Industries, Inc.* (March 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Berkshire Hathaway Inc.* (March 2, 2007) (concurring with the exclusion of a shareholder proposal seeking to restrict the company from investing in any foreign corporation that engages in activities prohibited for U.S. corporations as "vague and indefinite"); *Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961)* ("[I]t appears to us that the proposal, as

drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Finally, the Staff consistently has agreed that shareholder proposals requesting certain disclosures can be excluded as vague and indefinite when the proposals contain only general or uninformative references to the information implicated or required to be generated by the proposal. For example, in *Kroger Co.* (March 19, 2004), a proposal requested the company to prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines. The company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform shareholders of what they would be voting on and did not adequately inform the company on what actions would be needed to implement the proposal. The Staff agreed, concurring in the proposal's omission under Rule 14a-8(i)(3). *See also The Ryland Group, Inc.* (January 19, 2005); *ConAgra Foods Inc.* (July 1, 2004); *Albertsons, Inc.* (March 5, 2004); *Terex Corp.* (March 1, 2004); *Smithfield Foods, Inc.* (July 18, 2003); *Johnson & Johnson* (February 7, 2003) (proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations" excluded as "vague and indefinite"); and *Alcoa Inc.* (December 24, 2002) (proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards excluded as "vague and indefinite").

The Proposal, like those described above, is vague and indefinite in numerous respects. Various critical terms and elements contained in the Proposal are undefined, unexplained, or otherwise ambiguous. The Proposal requests Sprint Nextel to prepare a report "on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet." The Proposal fails to define what a "guiding principles" or "free and open Internet" is. What are "merits" in this context? Matters of freedom of expression are highly subjective and do not lend themselves to interpretation by a corporate Board of Directors. These are matters that Sprint Nextel – or any company or individual – would not be able to determine.

Similar to the Staff's findings on numerous occasions cited above, Sprint Nextel's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on in the proxy solicitation materials. *See* Staff Legal Bulletin 14B; *The Boeing Corp.* (Feb. 10, 2004) (concurring that a proposal that the company amend its bylaws to require that an independent director serve as chairman could be excluded under Rule 14a-8(i)(3) "as vague and indefinite because it fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws"); *Capital One Financial Corp.* (Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's shareholders "would not know with any certainty what they are voting either for or against"). Here, the Proposal is comparable to the above proposals that the Staff has permitted companies to exclude due to vague language and references that do not inform shareholders of the manner in which the proposal is intended to operate, thereby preventing shareholders from making an informed choice. As such, neither Sprint Nextel's shareholders nor the Board of Directors would be able to determine with any certainty what actions it would be required to take in order to comply with the Proposal.

Based on the foregoing, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

2. <u>The Proposal Contains False, Unsupported and Misleading Statements</u>

A proposal may be omitted from the proxy solicitation materials under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which specifically prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that misleading materials include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning

improper, illegal or immoral conduct or associations, without factual foundation." *See also Cisco Systems, Inc.* (September 19, 2002).

The Proponent's supporting statements about Sprint Nextel are false, misleading, unsupported and/or vague. In particular, the Proposal's supporting statement provides that:

- *They can be misused, abused or otherwise subject our Company to new risk;*
- *Content filtering technologies demonstrates potential risks. It has been deployed outside the U.S. by governments in Iran and China to suppress legitimate dissent and curb a free and open Internet;*
- *Internet Services Providers must rely on commercial software applications which are inherently flawed;*
- *Failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company;*
- *Legal liabilities are raised; and*
- *With the same surveillance technologies used in repressive regimes raise challenging questions for the Company.*

With respect to the first bullet above, the statement is misleading because it may lead a shareholder to believe that Sprint Nextel is or may misuse or abuse the technologies, which would open it to risks. Sprint Nextel has and continues to use any such technologies in accordance with all applicable legal standards. The second bullet is also misleading because appears to be comparing Sprint Nextel to Iran and China in support of suppressing dissent and curbing free and open Internet. Nothing is further from the truth. In fact, Sprint Nextel has publically stated that it supports the Net Neutrality goal of preserving a free and open Internet and is working with the FCC in such respects. Third, Sprint Nextel is not aware of how the technology is "inherently flawed." This too is a misleading and unsupported statement. The fourth and fifth bullets are also misleading because Sprint Nextel is not aware of any potential harms or legal risks; as noted, it fully complies with all applicable legal standards associated with its network management. In addition, the last bullet is misleading. Again, the Proponent references "repressive regimes" in the context of technology used in our network management. Such a comparison is patently false and misleading.

The statements set forth above are false, unsupported and misleading and, thus, should be excluded from Sprint Nextel's 2010 Proxy Materials in accordance with Rule 14a-8(i)(3) and Rule 14a-9. *See Cisco Systems, Inc.* (September 19, 2002).

III. Conclusion

Sprint Nextel believes that the Proposal may be omitted from the 2010 Proxy Materials pursuant to (1) Rule 14a-8(i)(7) because public policy and business issues relating to the Internet are within the scope of Sprint Nextel's ordinary business operations, and (2) Rule 14a-8(i)(3) because the Proposal and its supporting statement are false, unsupported, vague and misleading. Sprint Nextel respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Sprint Nextel if it omits the Proposal in its entirety from its 2010 Proxy Materials.

If you have any questions with respect to this matter, please telephone me at (913) 794-1513 or you may contact Stefan Schnopp at (913) 794-1427 or email him at Stefan.Schnopp@sprint.com.

Very truly yours,



Timothy O'Grady
Vice President – Securities & Governance

Attachment

Exhibit A

Copy of Proposal Attached

Adoption of Policy on Internet Freedom of Expression

The Internet has become a defining infrastructure of our economy and society; Internet Service Providers (ISPs) are gatekeepers to this infrastructure, forging rules that shape, enable and limit Internet use.

Current and developing Internet technologies provide companies such as ours with powerful tools and exciting business opportunities. But these same technologies have the potential to severely inhibit an open and free Internet; they can be misused, abused or otherwise subject our Company to new risks.

Operating successfully in this terrain requires a strong and public strategic vision from corporate leadership. Our Company needs a set of principles that will allow it to prosper financially and responsibly address its social responsibilities.

Content filtering technology demonstrates potential risks. It has been deployed outside the U.S. by governments in Iran and China to suppress legitimate dissent and curb a free and open Internet.

In the U.S., there are numerous pressures on the Company to use filtering technologies for commercial purposes. For example, copyright owners such as NBC Universal have asked the Federal Communications Commission (FCC) to require that broadband providers "use readily available means to prevent the use of their broadband networks to transfer pirated content," an opinion shared by others, such as the Recording Industry Association of America.

However, to make that determination, Internet Service Providers must rely on commercial software applications which are inherently flawed. As a result, copyright filters will always be over-inclusive when blocking online content and will inevitably interfere with, and suppress, completely legal forms of speech and expression.

Filtering Internet content is a significant public policy issue; failure to fully and publicly address this issue poses potential competitive, legal and reputational harm to our Company. Legal liabilities are raised by FCC regulations, the Wiretapping Act and unfair business practice laws. Content filtering could undermine the so-called "safe harbor" provisions granted to ISPs under the Digital Millennium Copyright Act and risk violating the Electronic Communications Privacy Act. Action by the US Congress could present new challenges.

Commercial pressures to monetize Internet communications and the technological ability to do so with the same surveillance technologies used in repressive regimes raise challenging questions for the Company.

Therefore, be it resolved, that shareholders request that the board prepare a report for shareholders, by October 2010 at reasonable cost and excluding proprietary and confidential

information, on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open Internet.

In developing principles, we urge the board to consider authoritative statements on human rights and the Internet, including the Internet principles adopted in 2005 by the FCC; the Global Network Initiative principles; as well as the Universal Declaration of Human Rights.